SECURITIES AND EXCHANGE
                                   COMMISSION

                                Washington, D.C.

                                   FORM U-3A-2

                          STATEMENT BY HOLDING COMPANY
                               CLAIMING EXEMPTION

                           UNDER RULE U-3A-2 FROM THE
                                PROVISIONS OF THE

                         PUBLIC UTILITY HOLDING COMPANY
                                   ACT OF 1935

                                    * * * * *
                                 File No. 69-291

                             TNP Enterprises, Inc.
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (Act), and submits the following information:
     1. The name, State of organization, location and nature of business of claimant and every subsidiary thereof:

                                 State of        Location and
        Name                   Organization   Nature of Business

TNP Enterprises, Inc.             Texas       P. O. Box 2943
                                              Ft. Worth, TX 76113
                                              Holding Company

Texas-New Mexico Power Company    Texas       P. O. Box 2943
                                              Ft. Worth, TX 76113
                                              Electric Utility/
                                              Holding Company


Community Public Service          Texas      P. O. Box 2943
   Company (formerly known                   Ft. Worth, TX 76113
   as Bayport Cogeneration, Inc.)            General purpose
                                             corporation
                                             (presently inactive)





                                  State of         Location and
        Name                   Organization    Nature of Business

TNP Operating Company             Texas        P. O. Box 2943
                                               Ft. Worth, TX 76113
                                               General purpose
                                               corporation (presently
                                               inactive)

Texas Generating Company*         Texas        P. O. Box 2943
                                               Ft. Worth, TX 76113
                                               Special purpose
                                               corporation

Texas Generating Company II*      Texas        P. O. Box 2943
                                               Ft. Worth, TX 76113
                                               Special purpose
                                               corporation

<F1>
*Wholly owned subsidiary of Texas-New Mexico Power Company

     2. A brief description of the properties of claimant and of its subsidiary public utility company, Texas-New Mexico Power Company (TNP), used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines and distribution facilities including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission lines which deliver or receive electric energy at the borders of such States, is as follows:

     The claimant owns all of the issued and outstanding common stock, $10.00 par value, of TNP, an electric public utility corporation, the principal operating subsidiary of claimant. TNP is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy. TNP has two operating regions throughout Texas. The largest municipalities within Texas served by TNP are Texas City, Lewisville, and La Marque. The regions located in the State of Texas are as follows:

- North-Central Region. Electric transmission and distribution systems serving 25 municipalities and 18 unincorporated communities in 17 counties to the south and west of Fort Worth, Texas, and serving 30 municipalities and 14 unincorporated communities in 11 North Texas counties. The region is based at Lewisville, Texas.

- South-Western Region. Electric transmission and distribution systems serving 14 municipalities and 2 unincorporated communities in 3 counties on the Texas Gulf Coast, and serving 6 municipalities and 1 unincorporated community in 5 counties in West Texas. The region is based at Texas City, Texas.

     Generating facilities owned by TNP and the subsidiaries are located within Robertson County, Texas, which is in the Central part of Texas. The generating facilities are referred to as 150 MW, circulating fluidized bed units currently using lignite as the fuel source. TNP also has a transmission line connecting these units to a major transmission grid in Texas. Electricity from these units is sold by TNP solely within Texas. Neither the claimant nor any of its subsidiaries own transmission lines which deliver or receive electricity at the border of Texas.

     Within New Mexico, TNP is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy.

- TNP has one region in the southwestern portion of New Mexico which operates electric transmission and distribution facilities. The largest municipalities served by TNP are Silver City, Alamogordo, and Ruidoso. The region serves 5 municipalities and 5 unincorporated communities in Grant and Hidalgo Counties, and 4 municipalities and 1 unincorporated community in Otero and Lincoln Counties. The New Mexico region is based at Silver City, New Mexico.

     3. Certain information, for the calendar year 1995 with respect to claimant and its subsidiaries, is provided in the following chart:


                                                                       Summary Sheet

                                    Texas (1)                       New Mexico                  Total System
                      --------------------------------------      ------------       -------------------------------
                          TNP         TGC          TGC II            TNP               TNP        TGC      TGC II
Operating Revenue       $416,312       -          -                69,511             485,823        -          -

Net Utility Plant       $528,458    147,100    189,392             79,054             607,512    147,100    189,392
                            87.0%     100.0%     100.0%              13.0%              100.0%     100.0%     100.0%

Total Customers          170,586      -           -               43,018             213,604        -          -
                            79.9%      0.0%       0.0%              20.1%              100.0%       0.0%       0.0%

MWH Sold:
     Wholesale             3,456      -           -                  -                 3,456         -         -
     Retail            5,078,733      -           -            1,558,638           6,637,371         -         -

Total System           5,082,189                               1,558,638           6,640,827         -         -

MWH Purchased          2,976,483      -           -            1,635,703           4,612,186         -         -

MWH Generated          2,351,000      -           -                  -             2,351,000         -         -
<F1>
(1) No MWH are purchased or sold at the State line.
     All dollar amounts are in thousands

     4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an Exempt Wholesale Generator or a foreign utility company.

     Exhibit A. A consolidating statement of operations of the claimant and its subsidiary companies for the last calendar year, 1995, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of the 1995 calendar year, is presented.

     Exhibit B. A Financial Data Schedule for the period ended December 31, 1995, including Item Nos. 1, 2, and 3.

     Exhibit C. Inapplicable.
     The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28 day of February, 1996.
                                    TNP Enterprises, Inc.


                                    By \s\ M. S. Cheema
                                       ------------------------
                                         M. S. Cheema
                                    Vice President and Chief
                                        Financial Officer
Corporate Seal
Attest:

\s\ M.D. Blanchard
--------------------------
M. D. Blanchard
Secretary

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:



         M. D. Blanchard                        Secretary
               Name                              Title


                P. O. Box 2943, Fort Worth, Texas  76113
                            Address

                     TNP ENTERPRISES, INC. AND SUBSIDIARIES
                                EXHIBIT A, PAGE 1
                     Consolidating Statements of Operations
                          Year Ended December 31, 1995
                             (Amounts in Thousands)



                                                                                                                    TNP
                                                Texas-New      TNP         Bayport      TNP                      Enterprises,
                                              Mexico Power  Operating      Cogen-    Enterprises Consolidating       Inc.
                                                Company      Company       eration      Inc.       Entries       Consolidated
                                              ------------  ---------     --------   -----------  ----------    -------------

Operating Revenues                            $  485,823                                                            485,823
                                                --------    --------      --------  --------      --------         --------

Operating Expenses :
  Purchased power                                178,465                                                            178,465
  Fuel                                            48,898                                                             48,898
  Other operating and general expenses            71,311                                                             71,311
  Maintenance                                     11,522                                                             11,522
  Depreciation of utility plant                   37,850                                                             37,850
  Taxes other than income taxes                   28,865                                                             28,865
  Income taxes                                    12,317                                                             12,317
                                                --------    --------      --------  --------      --------        --------
Total Operating Expenses                         389,228          --          --          --          --            389,228
                                                --------    --------      --------  --------      --------         --------

    Net Operating Income                          96,595          --          --          --          --             96,595
                                                --------    --------      --------  --------      --------         --------

Other Income (Loss):
  Gain on sale of Texas Panhandle properties      14,583                                                             14,583
  Other income and deductions, net                 1,470          49                    (274)                         1,245
  Income taxes                                    (5,324)        (16)                    (63)                        (5,403)
                                                --------    --------      --------  --------      --------         --------
Other Income (Loss), net of taxes                 10,729          33          --        (337)         --             10,425
                                                --------    --------      --------  --------      --------         --------
  Earnings (Loss) before interest charges
    and change in accounting                     107,324          33          --        (337)         --            107,020

Interest charges                                  73,960                                                             73,960
                                                --------    --------      --------  --------      --------         --------
Earnings (Loss) before cumulative effect
of change in accounting                           33,364          33          --        (337)         --             33,060

Cumulative effect of change in accounting for
  unbilled revenues, net of taxes                  8,445
                                                --------    --------      --------  --------      --------         --------
Net Earnings (Loss)                               41,809          33          --        (337)         --             41,505

    Dividends on preferred stock                     655                                                                655
                                                --------    --------      --------  --------      --------         --------
Earnings (Loss) Applicable
  to Common Stock                             $   41,154          33          --        (337)         --             40,850
                                                ========    ========      ========  ========      ========         ========

                     TNP ENTERPRISES, INC. AND SUBSIDIARIES
                                EXHIBIT A, PAGE 2
                           Consolidating Balance Sheet
                               December 31, 1995
                             (Amounts in Thousands)


                                                               TNP                           TNP                    TNP Enterpises,
                                                TNMP        Operating      Bayport       Enterprises, Consolidating      Inc.
                                            Consolidated     Company    Cogeneration        Inc.        Entries      Consolidated
                                            ------------   ----------   ------------   -----------    -------------  -------------
ASSETS
Utility plant                                 $1,196,872                                                              1,196,872
Less:  accumulated depreciation                  252,868                                                                252,868
                                              ----------   ----------    ----------    ----------      ----------    ----------
   Net Utility Plant                             944,004           --            --            --                       944,004
                                              ----------   ----------    ----------    ----------      ----------    ----------

Investment in Subsidiary Companies                                                        225,535        (225,535)           --
TNP One Replacement Notes                                                                                                    --
Nonutility property                                  175          981                                                     1,156
Current  Assets :                                                                                                            --
   Cash and cash equivalents                      14,450          127             1         6,527                        21,105
   Intercompany accounts receivable                               115                       8,534          (9,424)         (775)
   Other  current assets                          24,766                                                      461        25,227
   Deferred purchased power and fuel               9,261                                                                  9,261
                                              ----------   ----------    ----------    ----------      ----------    ----------
Total current assets                              48,477          242             1        15,061          (8,963)       54,818
                                              ----------   ----------    ----------    ----------      ----------    ----------
Deferred debits                                   32,287           --            --         1,930          (3,762)       30,455
                                              ----------   ----------    ----------    ----------      ----------    ----------
      TOTAL  ASSETS                           $1,024,943        1,223             1       242,526        (238,260)    1,030,433
                                              ==========   ==========    ==========    ==========      ==========    ==========

CAPITALIZATION AND LIABILITIES
Capitalization :
   Common shareholders' equity:
      Common  stock                            $     107          100             1       134,973            (208)      134,973
      Capital  In  excess  of  par  value        174,931          100                                    (175,031)           --
      Retained  earnings                          49,313          983                      82,484         (50,296)       82,484
                                              ----------   ----------    ----------    ----------      ----------    ----------
   Total common shareholders' equity             224,351        1,183             1       217,457        (225,535)      217,457
                                              ----------   ----------    ----------    ----------      ----------    ----------
   Preferred stock                                 3,600                                                                  3,600
   Long-term debt less current maturities        611,925                                                                611,925
                                              ----------   ----------    ----------    ----------      ----------    ----------
      Total Capitalization                       839,876        1,183             1       217,457        (225,535)      832,982
                                              ----------   ----------    ----------    ----------      ----------    ----------
Current  Liabilities :
   Current maturities of long-term debt            1,070                                                                  1,070
   Accounts payable                               22,040                                                                 22,040
   Intercompany accounts payable                      --                                    4,191          (4,191)           --
   Other current  liabilities                     59,965           40                       9,369          (8,534)       60,840
                                              ----------   ----------    ----------    ----------      ----------    ----------
      Total current liabilities                   83,075           40            --        13,560         (12,725)       83,950
                                              ----------   ----------    ----------    ----------      ----------    ----------
Regulatory  tax liabilities                       26,826                                                                 26,826
Accumulated deferred income taxes                 47,066                                   10,315                        57,381
Accumulated deferred investment tax credits       17,398                                    1,194                        18,592
Deferred credits                                  10,702                                                                 10,702
                                              ----------   ----------    ----------    ----------      ----------    ----------
      TOTAL CAPITALIZATION AND LIABILITIES    $1,024,943        1,223             1       242,526        (238,260)    1,030,433
                                              ==========   ==========    ==========    ==========      ==========    ==========


                     TNP ENTERPRISES, INC. AND SUBSIDIARIES
                       EXHIBIT B: Financial Data Schedule
                         Period Ending December 31, 1995
                             (Amounts in Thousands)



 Item No.       Caption Heading                     Amount
----------      -------------------------        ------------

       1        Total Assets                     $  1,030,433

       2        Total Operating Revenues              485,823

       3        Net Income (Loss)                      41,505

